Exhibit 99.1

FOCUS MEDIA ANNOUNCES ADS RATIO CHANGE

Shanghai, China, March 26, 2007 - Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing ten (10) ordinary shares to one (1) ADS representing five (5) ordinary shares, effective as of April 11, 2007. Citibank, Focus Media’s depositary, will contact registered ADS holders regarding this change. The record date will be April 5, 2007, and the delivery of the additional ADSs will take place on April 10, 2007.

Focus Media’s ADS holders as of April 5, 2007 will receive one additional ADS for every ADS held at the close of business on that date. The effect on the ADS price and ADS count will take place on April 11, 2007.

For Focus Media’s ADS holders, this ratio change will have the same effect as a two-for-one ADS split. There will be no change to Focus Media’s underlying ordinary shares. No action is required by ADS holders to effect the ratio change.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of December 31, 2006, Focus Media had approximately 85,300 display units in our commercial location network, 38,700 display units in our in-store network, 99,700 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 3,000 international and domestic advertisers had placed advertisements through our networks as of December 31, 2006. For more information about Focus Media, please visit our website ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn